Watkins Financial Services, Inc.
Statement of Financial Condition
December 31, 2020

ASSETS		
Current Assets:		
Cash	$	721
Clearing deposit		10,000
Receivables from customers		24,700
Total Current Assets		35,421
Total Assets	$	35,421
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	510
Total Current Liabilities		510
Total Liabilities		510
Stockholders' Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		38,900
Accumulated deficit		(4,089)
Total Stockholders' Equity		34,911
Total Liabilities and Stockholders' Equity	$	35,421

The accompanying notes are an integral part of these financial statements